# Enclave Capital, LLC

## Financial Statements

## As of and for the Fiscal Year Ended March 31, 2023

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden hours per response: 12 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-39592 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 04/01/2022 (MM/DD/YY) AND ENDING 03/31/2023 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Enclave Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

301 Yamato Rd Suite 2198
(No. and Street)

| Boca Raton | FL | 33481 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Greg Vittor | 561-901-0050 | gvittor@cfopartners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

| 100 Motor Parkway Suite 580 | Hauppauge | NY | 11788 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 3/04/2009 | 3370 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, Robert Mazzeo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Enclave Capital LLC, as of March 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Executive Officer

GAIL DALBY
Commission # GG 909593
Expires October 24, 2023
Bonded Thru Budget Notary Services

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Enclave Capital, LLC**
**Index to the Financial Statements**
**As of and for the Fiscal Year Ended**
**March 31, 2023**

**Table of Contents**

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Enclave Capital, LLC:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Enclave Capital, LLC (the "Company") as of March 31, 2023, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of Enclave Capital, LLC as of March 31, 2023, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Enclave Capital, LLC's auditor since 2017.

Hauppauge, New York
June 28, 2023

Nawrocki Smith LLP

**Enclave Capital, LLC**
**Statement of Financial Condition**
**As of March 31, 2023**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 438,951 |
| Accounts Receivable, net | | 80,654 |
| Prepaid Expenses | | 6,909 |
| **TOTAL ASSETS** | $ | 526,514 |
| **LIABILITIES** | | |
| Accounts payable and accrued expenses | $ | 46,238 |
| Deferred income | | 3,333 |
| **Total Liabilities** | | 49,571 |
| **MEMBERS' EQUITY** | | 476,943 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 526,514 |

*The accompanying notes are an integral part of this statement.*

**Enclave Capital, LLC**
**Statement of Income**
**For the Fiscal Year Ended March 31, 2023**

| | |
|---|---|
| **Revenue:** | |
| Commissions | $ 244,721 |
| Facility fees | 526,900 |
| Placement fees for foreign securities | 178,600 |
| Investment banking fees | 1,480,259 |
| Total Revenue | 2,430,480 |
| **Expenses:** | |
| Salaries, commissions, and related costs | 1,832,302 |
| Regulatory fees | 11,721 |
| Rent expense | 3,000 |
| Professional fees | 196,063 |
| Insurance expense | 5,930 |
| Dues and subscriptions | 5,024 |
| Data services and technology | 2,876 |
| Marketing | 75,294 |
| Bad debt expense | 13,404 |
| Office and other | 12,431 |
| Total expenses | 2,158,045 |
| **Net income** | $ 272,435 |

*The accompanying notes are an integral part of this statement.*

**Enclave Capital, LLC**
**Statement of Changes in Members' Equity**
**For the Fiscal Year Ended March 31, 2023**

| | Total Members' Equity |
|---|---|
| Members' Equity, April 1, 2022 | $ 504,508 |
| Capital distributions | (300,000) |
| Net Income | 272,435 |
| Members' Equity, March 31, 2023 | $ 476,943 |

*The accompanying notes are an integral part of this statement.*

**Enclave Capital, LLC**
**Statement of Cash Flows**
**For the Year Ended March 31, 2023**

| | |
|---|---|
| **Operating Activities** | |
| Net Income | $ 272,435 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Bad debt expense | 13,404 |
| Changes in operating assets and liabilities | |
| Increase in accounts receivable | (55,216) |
| Decrease in prepaid expenses | 9,017 |
| Increase in accounts payable and accrued expenses | 39,890 |
| Decrease in deferred income | (10,750) |
| **Net cash provided by operating activities** | 268,780 |
| **Investing Activities** | |
| Capital distributions | (300,000) |
| **Net cash used by investing activities** | (300,000) |
| **Net decrease in cash** | (31,220) |
| **Cash at beginning of year** | 470,171 |
| **Cash at end of year** | $ 438,951 |

*The accompanying notes are an integral part of this statement.*

## Note 1. Organization and Nature of Business

Enclave Capital, LLC, (the "Company") is a Delaware limited liability company formed May 26, 2005. The Company is a securities broker-dealer, registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company conducts investment banking through an advisory and private placement practice. The firm provides brokerage service to institutional investors in several developed, emerging and frontier markets through SEC Rule 15a-6.

Since the Company is a limited liability company, the Members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

## Note 2. Summary of Significant Accounting Policies

### *a) Basis of Accounting*

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

### *b) Revenue Recognition*

**Disaggregation of Revenue**

Investment banking revenues include fees, net of expenses, arising from residuals from securities offerings in which the Company participates. Investment banking revenue is booked when residuals are paid.

Facility fees under Rule 15a-6 include monthly fixed fees earned by the Company for the compliance supervision of foreign individuals who require oversight while conducting securities transactions in the United States of America. The contract calls for a flat monthly fee for these services. The revenue is recognized at the end of the month and the performance obligation is met based on the services provided throughout the month.

Foreign Securities commissions under Rule 15a-6 are paid monthly. The company, via an agreement, receives a percentage of commissions generated by foreign broker dealers for supervision of trades made. The revenue is recognized and the performance obligation is met at the completion of the month.

Foreign placement fees and foreign issuer fees under 15a-6 are earned from chaperoning services for private placements in the U.S. by foreign broker dealers. Performance obligations under the contract include assisting the customer with compliance of US rules and regulations, maintaining books and records, and ensuring delivery of required confirmations and records. The agreement states a set percentage of money raised. Revenue is recognized on the closing date of the transaction.

**Significant Judgments**

Significant judgment may be required in determining whether performance obligations are satisfied at a point in time or over time and when to recognize revenue based on those performance obligations and contract agreements. As of March 31, 2023, there were no significant judgments to disclose.

## Note 2. Summary of Significant Accounting Policies (continued)

### *b) Revenue Recognition (continued)*

**Contract Receivables and Liabilities**

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer, and derecognized when cash is received. As of March 31, 2023, contract asset balance was $0.

Contract liabilities arise when payment is received from a customer in advance for services provided and recognized as revenue only when the obligation is satisfied. Currently the Company has three customers who pay quarterly fees in advance for chaperoning services under Rule 15a-6. Revenue is recognized at the end of each month after the services have been performed. Any balance remains as a liability on the balance sheet. As of March 31, 2023 contract liabilities totaled $3,333.

### *c) Income Taxes*

The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. FASB provides guidance on how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are 'more-likely-than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

For the year ended March 31, 2023, management has determined that there are no material uncertain income tax positions

### *d) Recently Issued Accounting Pronouncements*

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases (Topic 842). The objective of this ASU is to increase transparency and comparability in financial reporting by requiring balance sheet recognition of leases and note disclosure of certain information about lease arrangements. This ASU codifies FASB Accounting Standards Codification (ASC) 842, Leases, and makes conforming amendments to other FASB ASC topics. FASB ASU No. 2016-02 was subsequently amended. The Company adopted this guidance for the year ended March 31, 2023, but it had no effect on the financial statements due to the adoption of the practical expedient related to short-term leases.

## Note 2. Summary of Significant Accounting Policies (continued)

### *e) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## Note 3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires maintaining a minimum net capital and requires the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain the greater of its minimum net capital of $250,000 or 6.67% of its aggregate indebtedness. At March 31, 2023, the Company had net capital of $419,808, which was $169,808 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 11.81%.

## Note 4. Cash

The Company maintains principally all cash balances in two financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2023, the amount in excess of insured limits was $21,112.

## Note 5. Accounts Receivable

Receivables are stated as the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis, and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and potential for recovery is considered remote. Management has determined that receivables totaling $6,783 are uncollectable and this amount was recorded as an allowance at March 31, 2023.

## Note 6. Commitments and Contingencies

The Company subleases office space on a month to month basis at $250 per month.

Rent expense for the year ended March 31, 2023 was $3,000.

The Company had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at March 31, 2023 or during the year then ended.

## Note 7. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at March 31, 2023 or during the year then ended.

## Note 8. Subsequent Events

The Company has evaluated events and transactions that occurred between March 31, 2023 and June 28, 2023, date the financial statements were issued, for possible disclosure and recognition in the financial statements. The evaluation did not result in any subsequent events that require disclosure or adjustments.

**Enclave Capital, LLC**
**Computation of Net Capital Under S.E.C. Rule 15C3-1**
**For the Fiscal Year Ended March 31, 2023**

Schedule 1

| | |
|---|---|
| Total Members' Equity Qualified for Net Capital | $ 476,943 |
| Deductions and/or charges: | |
| Non-allowable assets | (87,563) |
| Allowable credits | 30,428 |
| Net Capital | $ 419,808 |
| Aggregate indebtedness | |
| Accounts payable and accrued expenses | $ 46,238 |
| Deferred income | 3,333 |
| Total aggregate indebtedness | $ 49,571 |
| Computation of basic net capital requirement - Minimum Net Capital required | $ 250,000 |
| Excess Net Capital | 169,808 |
| Net Capital less greater of 10% of Aggregate Indebtedness or 120% of the minimum dollar amount required | $ 119,808 |
| Percentage of Aggregate Indebtedness to Net Capital | 11.81 % |

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between the preceding computation the Company's corresponding unaudited Part II of Form X-17A, as of March 31, 2023.

**Enclave Capital LLC Exemption Report**

**Enclave Capital LLC,** (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to Capital Introduction Fees, Facility Fees, Foreign Placement Fees, Foreign Issuer Fees, and Foreign Securities commissions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Enclave Capital LLC

I, Robert Mazzeo , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

CEO
June 28, 2023

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Enclave Capital, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Enclave Capital, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to capital introduction fees, facility fees, foreign placement fees, foreign issuer fees and foreign commission fees. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
June 28, 2023

Nawrocki Smith LLP